UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 20, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

3SBio, Inc.

File No. 001-33295 - CF#25361

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3SBio, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 25, 2010 and amendments number one, two, and three to Form 20-F all filed on November 3, 2011.

Based on representations by 3SBio, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. § 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.5	through June 25, 2015
Exhibit 4.7	through June 25, 2015
Exhibit 4.8	through June 25, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director